                                 SCHEDULE 13G

                                 (RULE 13d-102)


                Information to be Included in Statements filed
                      Pursuant to Rule 13d-1(b) and (c)
            and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*

                           FARO Technologies, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  311642 10 2
                                 (CUSIP Number)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 311642 10 2            13G                           Page 2 of 9 Pages

    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Simon Raab
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group             (a)   [ ]
          (See Instructions)                                           (b)   [X]

--------------------------------------------------------------------------------
    3     SEC Use Only


--------------------------------------------------------------------------------
    4     Citizenship or Place of Organization

          Canada
--------------------------------------------------------------------------------

                                5     Sole Voting Power
        Number of                     100,000  (See Item 2(a) and Item 4(a))
         Shares                 ------------------------------------------------
      Beneficially              6     Shared Voting Power
        Owned by                      2,765,795  (See Item 2(a) and Item 4(a))
         Each                   ------------------------------------------------
       Reporting                7     Sole Dispositive Power
      Person With                     100,000  (See Item 4(a))
                                ------------------------------------------------
                                8     Shared Dispositive Power
                                      2,765,795  (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
    9     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,865,795  (See Items 2(a) and 4(a))
--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)

          28.59%
--------------------------------------------------------------------------------
   12     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP NO. 311642 10 2             13G                          Page 3 of 9 Pages

    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Diana Raab
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [X]


--------------------------------------------------------------------------------
    3     SEC Use Only


--------------------------------------------------------------------------------
    4     Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                                  5     Sole Voting Power
              Number of                 0
               Shares             ----------------------------------------------
             Beneficially         6     Shared Voting Power
              Owned by                  2,765,795  (See Item 2(a) and Item4(a))
                Each                    ----------------------------------------
              Reporting           7     Sole Dispositive Power
             Person With                0
                                        ----------------------------------------
                                  8     Shared Dispositive Power
                                        2,765,795  (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
    9     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,765,795 (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)

          27.59%
--------------------------------------------------------------------------------
   12     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP NO. 311642 10 2                  13G                     Page 4 of 9 Pages

    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Xenon Research, Inc.
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [X]


--------------------------------------------------------------------------------
    3     SEC Use Only


--------------------------------------------------------------------------------
    4     Citizenship or Place of Organization

          a Florida corporation
--------------------------------------------------------------------------------

                               5        Sole Voting Power
              Number of                 (See Item 2(a) and Item 4(a))
               Shares          -----------------------------------------------
             Beneficially      6        Shared Voting Power
              Owned by                  (See Item 2(a) and Item 4(a))
               Each            -----------------------------------------------
              Reporting        7        Sole Dispositive Power
            Person With                 (See Item 2(a) and Item 4(a))
                               -----------------------------------------------
                               8        Shared Dispositive Power
                                        (See Item 2(a) and Item 4(a))

--------------------------------------------------------------------------------
    9     Aggregate Amount Beneficially Owned by Each Reporting Person

          (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
   10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9)

          (See Item 4(b))
--------------------------------------------------------------------------------
   12     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO. 311642 10 2             13G                          Page 5 of 9 Pages

ITEM 1(a)        Name of Issuer:

                 FARO Technologies, Inc.

ITEM 1(b)        Address of Issuer's Principal Executive Offices:

                 125 Technology Park
                 Lake Mary, Florida  32746

ITEM 2(a)        Names of Persons Filing:

                 Simon Raab
                 Diana Raab
                 Xenon Research, Inc.

                 Xenon Research, Inc. ("Xenon") is the owner of record of 2,765,795 shares of the Issuer, and is a person as defined in
                 Section 13(g)(6) of the Securities Exchange Act of 1934, as amended. Simon Raab and Diana Raab, who are husband and wife, are the only officers, directors, and shareholders of Xenon. As directors and shareholders of Xenon, Simon Raab and Diana Raab have voting and dispositive power over the shares owned by Xenon.

ITEM 2(b)        Address of Principal Office or, if None, Residence:

                 Simon Raab, 125 Technology Park, Lake Mary, Florida 32746 Diana Raab, 125 Technology Park, Lake Mary, Florida 32746 Xenon Research, Inc., 125 Technology Park,
                 Lake Mary, Florida 32746

ITEM 2(c)        Citizenship:

                 Simon Raab is a Canadian Citizen
                 Diana Raab is a United States Citizen
                 Xenon Research, Inc. is a Florida corporation

ITEM 2(d)        Title of Class of Securities:

                 Common Stock, par value $.001

ITEM 2(e)        CUSIP Number:

                 311642 10 2

ITEM 3.          The persons filing this Schedule 13G are:

                 Not applicable.

CUSIP NO. 311642 10 2               13G                        Page 6 of 9 Pages

ITEM 4.  OWNERSHIP.

           (a)   Amount beneficially owned:

                 Simon Raab:  2,865,795 shares
                 Diana Raab:  2,765,795 shares
                 Xenon Research, Inc.:  See below.

                 Xenon Research, Inc. ("Xenon") is the owner of record of 2,765,795 shares of the Issuer, and is a person as defined in
                 Section 13(g)(6) of the Securities Exchange Act of 1934, as amended. Simon Raab and Diana Raab, who are husband and wife, are the only officers, directors, and shareholders of Xenon. As directors and shareholders of Xenon, Simon Raab and Diana Raab have voting and dispositive power over the shares owned by Xenon. The beneficial ownership of Simon Raab includes 100,000 shares which he has the right to acquire pursuant to currently exercisable stock options.

           (b)   Percent of class:

                 Simon Raab:  28.59%
                 Diana Raab:  27.59%
                 Xenon Research, Inc.:  See Item 4(a) above.

           (c)   The number of shares as to which Simon Raab has:

                 (i)      Sole power to vote or to direct the vote:  100,000
                          shares

                 (ii)     Shared power to vote or to direct the vote:
                          2,765,795 shares

                 (iii) Sole power to dispose or to direct the disposition of: 100,000 shares

                 (iv) Shared power to dispose or to direct the disposition of: 2,765,795 shares

                 The number of shares as to which Diana Raab has:

                 (i)      Sole power to vote or to direct the vote:  0 shares

                 (ii)     Shared power to vote or to direct the vote:
                          2,765,795 shares

                 (iii) Sole power to dispose or to direct the disposition of: 0 shares

                 (iv) Shared power to dispose or to direct the disposition of: 2,765,795 shares

CUSIP NO. 311642 10 2                13G                       Page 7 of 9 Pages


                 The number of shares as to which Xenon Research, Inc. has:

                 (i) Sole power to vote or to direct the vote: See Item 4(a) above.

                 (ii) Shared power to vote or to direct the vote: See Item 4(a) above.

                 (iii) Sole power to dispose or to direct the disposition of: See Item 4(a) above.

                 (iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Simon Raab:  IN
           Diana Raab:  IN
           Xenon Research, Inc.:  CO

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable.

CUSIP NO. 311642 10 2                   13G                    Page 8 of 9 Pages

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Xenon Research, Inc.
                                        a Florida corporation


Dated:  May 10, 1998                    By: /s/ Simon Raab
                                           -------------------------------
                                                Simon Raab, President



Dated:  May 10, 1998                        /s/ Simon Raab
                                           -------------------------------
                                                Simon Raab, Individually



Dated:  May 10, 1998                        /s/ Diana Raab
                                           -------------------------------
                                                Diana Raab, Individually

CUSIP NO. 311642 10 2                 13G                    Page 9 of 9 Pages


                            JOINT FILING AGREEMENT

           Simon Raab, Diana Raab, and Xenon Research, Inc., a Florida corporation (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that
Schedule 13G or any amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Person. Each Filing Person shall notify the other Filing Person Promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if the that person learns of information which would require an amendment to the Schedule 13G.

           IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 10th day of May, 1998.



                                        /s/ Simon Raab
                                        ------------------------------
                                        Simon Raab, Individually



                                        /s/ Diana Raab
                                        ------------------------------
                                        Diana Raab, Individually


                                        Xenon Research, Inc.
                                        a Florida corporation


                                        By:/s/ Simon Raab
                                        ------------------------------
                                        Simon Raab, President